UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                        CARPENTER TECHNOLOGY CORPORATION
        -----------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $5.00 per share
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                   144285 10 3
                       -----------------------------------
                                 (CUSIP Number)

                                 John A. Martin
                           c/o PNC Advisors - Hawthorn
                           249 Fifth Avenue, 2nd Floor
                              Pittsburgh, PA 15222
                                 (412) 762-2766
        -----------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 17, 2005
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.




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CUSIP NO. 144285 10 3                                          Page 2 of 7 Pages



The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 144285 10 3                                          Page 3 of 7 Pages



                                 SCHEDULE 13D/A
                                (Amendment No. 2)


CUSIP No. 144285  10  3

1.   NAME OF REPORTING PERSON Ada E. Rossin

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  [   ]

                                                            (b)  [ X ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION  United States Citizen

NUMBER OF                  7.    SOLE VOTING POWER                       674,770
SHARES                     -----------------------------------------------------
BENEFICIALLY               8.    SHARED VOTING POWER                     983,844
OWNED BY                   -----------------------------------------------------
EACH                       9.    SOLE DISPOSITIVE POWER                  674,770
REPORTING                  -----------------------------------------------------
PERSON WITH                10.   SHARED DISPOSITIVE POWER                983,844
                           -----------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON  1,658,614
             -------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                           [   ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      6.74%
                                                         -------------
14. TYPE OF REPORTING PERSON  IN




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CUSIP NO. 144285 10 3                                          Page 4 of 7 Pages


          This Schedule 13D/A, Amendment No. 2 (the "Amendment") relates to the common stock, par value $5.00 per share ("Common Stock") of Carpenter Technology Corporation ("CTC"). Except as specifically set forth in this Amendment, the
Schedule 13D, as amended on November 5, 2004 (the "Schedule 13D"), remains unmodified.


Item 5.  Interest in Securities of the Issuer.

Items 5(a) and (b) of the Schedule 13D are hereby amended and restated to read as set forth below. Items 5(c)-(e) remain unchanged.

          (a) Ada E. Rossin may be deemed to indirectly beneficially own (i) 108,844 shares of CTC Common Stock as co-trustee of two trusts (the "Trusts) for the benefit of her two grandchildren, (ii) 875,000 shares of CTC Common Stock as co-trustee and lifetime beneficiary of the Ada E. Rossin Revocable Trust and
(iii) 674,770  shares of CTC Common Stock as trustee and  beneficiary of the Ada
E. Rossin QTIP Trust. Accordingly, Ada E. Rossin may be deemed to be the beneficial owner of a total of 1,658,614 shares of CTC Common Stock or approximately 6.74% of the outstanding shares of CTC Common Stock.

          (b) Ada E. Rossin has sole voting and dispositive power over the 647,770 shares of CTC Common Stock in the Ada E. Rossin QTIP Trust. In addition, Ada E. Rossin has shared voting and dispositive power over 108,844 shares of CTC Common Stock in the Trusts and the 875,000 shares in the Ada E. Rossin Revocable Trust.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following at the end of such Item:

     The Ada E. Rosin Revocable Trust was established pursuant to a Trust Agreement dated September 17, 2003, by and between Ada E. Rossin, as settlor, and Ada E. Rossin, Robert J. Lally and John Campbell Harmon (the "Trust
Agreement"). The Trust Agreement contains certain provisions that may be considered arrangements, understandings or relationships with respect to shares of CTC Common Stock. The sections of the Trust Agreement that may be deemed to be arrangements, understandings or relationships with respect to CTC common stock are filed herewith as Exhibit 99.2 to this Amendment and are specifically incorporated by reference herein.


     The Ada E. Rossin QTIP Trust was established pursuant to Article 6 of the Last Will and Testament of Peter C. Rossin ("Will"). Article 6 of the Will contains certain provisions that may be considered arrangements, understandings or relationships with respect to shares of CTC



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CUSIP NO. 144285 10 3                                          Page 5 of 7 Pages



Common Stock. Article 6 of the Will is specifically incorporated by reference herein from Exhibit 99.1 to the amended Schedule 13D filed by Ada E. Rossin on November 5, 2004.


Item 7.  Material to be Filed as Exhibits.

         Exhibit No.                Description
         -----------                -----------

           24.1         Power of  Attorney   (incorporated   by  reference  from
                        Exhibit 24.1 to the amended Schedule 13D filed by Ada E. Rossin on November 5, 2004).

           99.1         Article 6  of  the Last Will and  Testament of  Peter C.
                        Rossin, Jr. (incorporated by reference from Exhibit 99.1 to the amended Schedule 13D filed by Ada E. Rossin on November 5, 2004).

           99.2 Trust Agreement dated September 17, 2003, by and between Ada E. Rossin, as settlor, and Ada E. Rossin, Robert J. Lally and John Campbell Harmon (filed herewith).




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CUSIP NO. 144285 10 3                                          Page 6 of 7 Pages



                                    Signature

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: May 25, 2005
                                            /s/ John A. Martin
                                            ------------------------------------
                                            John A. Martin, Attorney-in-Fact for
                                            Ada E. Rossin




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CUSIP NO. 144285 10 3                                          Page 7 of 7 Pages



                                  Exhibit Index
                                  -------------

        Exhibit No.               Description
        -----------               -----------

          24.1         Power of Attorney (incorporated by reference from Exhibit
                       24.1 to the amended Schedule 13D filed by Ada E. Rossin on November 5, 2004).

          99.1         Article 6 of the  Last  Will  and Testament of  Peter  C.
                       Rossin, Jr. (incorporated by reference from Exhibit 99.1 to the amended Schedule 13D filed by Ada E. Rossin on November 5, 2004).

          99.2 Trust Agreement dated September 17, 2003, by and between Ada E. Rossin, as settlor, and Ada E. Rossin, Robert J. Lally and John Campbell Harmon (filed herewith).